# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TuHURA Biosciences, Inc., CIK 0001498382
CUSIP: 898920103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10500 University Drive, Suite 110, Tampa, Florida (FL), 33612
Date of event which requires filing of this statement: 06/12/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000897069-24-002052
Filed by CIK 0001998301

## Reporting persons
- KP Biotech Group LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 447,232; shared voting power 0; sole dispositive power 447,232; shared dispositive power 0; aggregate amount beneficially owned 447,232 (0.9% of the class)
  Comment: Includes 447,232 shares of common stock, par value $0.001 per share ("Common Stock"), of the Issuer.
  
  *Percent of class is calculated based on 50,046,926 shares of Common Stock outstanding as of August 11, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2025. The percentage of ownership was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

## Item 1. Issuer
Name of issuer: TuHURA Biosciences, Inc.
Address of issuer's principal executive offices: 10500 University Drive, Suite 110, Tampa, Florida, 33612

## Item 2. Person Filing
Name of person filing: KP Biotech Group LLC
Address of principal business office or, if none, residence: The business address of the Reporting Person is 5600 Mariner St., Ste. 200, Tampa, FL 33609.
Citizenship: KP Biotech Group LLC is a Florida limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount Beneficially Owned: As of June 12, 2025, the Reporting Person beneficially owns 447,232 shares of Common Stock, representing less than 5% of the class outstanding.
Percent of class: Percent of Class: 0.9%. Percent of class is calculated based on 50,046,926 shares of Common Stock of the Issuer outstanding as of August 11, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 14, 2025. The percentage of ownership in this Item 4 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.
Sole power to vote or to direct the vote: 447,232
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 447,232
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- KP Biotech Group LLC: /s/ Adam Baals, Adam Baals, Manager (08/14/2025)